SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
Publicly-held Corporation
CNPJ/MF nº 02.558.074/0001-73 - NIRE 353001587.9-2

Notice to the Market

The management of Vivo Participações S.A. (“Vivo Part”) informs that, in view of the approval of the acquisition of the controlling equity interest of Telemig Celular Participações S.A., and Tele Norte Celular Participações S.A. and, indirectly, of their respective controlled companies, Telemig Celular S.A. and Amazônia Celular S.A. (“Companies”) disclosed to the market as per the Notice of Material Fact dated August 2nd, 2007 and approved by the Extraordinary General Shareholders’ Meeting of Vivo Part on August 21,2007, which was published on August 23, 2007, the limit date to exercise the withdraw right expired on last September 24, 2007, pursuant to the Notice to Shareholders published on August 23, 2007.

We also would like to inform that the resolution taken on the Extraordinary General Shareholders’ Meeting that approved the acquisition of such Companies will not be reconsidered and that the payment of the shareholders that exercised their right to withdraw will be initiated as of September 28, as follows:

(a)        the shareholders shall attend to any branch of Banco ABN AMRO Real S.A. of its own choice in order to receive the corresponding amount;
(b)       the corresponding amount of the shareholders whose shares are in custody of  Companhia Brasileira de Liquidação e Custódia – CBLC will be credited directly on that company, which will be responsible for transferring it to the shareholders by the Custody Agents; and
(c)        with regard to the shareholders whose shares are blocked or with the corresponding registration form not updated, the amount will be held at the disposal of the corresponding shareholder on Banco ABN AMRO Real S.A. and the payment shall be made exclusively after the presentation of the documents that evidence that the shares are not blocked or after the presentation of the identification documents, as the case may be.

Any further clarifications regarding the payment of the reimbursement amount can be obtained in any branch of Banco ABN AMRO Real S.A, the depositary financial institution of the shares issued by Vivo.

São Paulo, September 25,2007.

VIVO PARTICIPAÇÕES S.A.

Ernesto Gardelliano
Investors Relationship Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.